UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005.

Commission File Number: 001-31221

Total number of pages: 6

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Press release dated February 14, 2005, announcing the company’s comments on the recent leak of customer information.

2.	Announcement of tender offer for repurchase of shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: February 14, 2005	By:	/S/ WATARU KAGAWA
Wataru Kagawa Head of Investor Relations

February 14, 2005

NTT DoCoMo Comments on Recent Leak of Customer Information

NTT DoCoMo, Inc. issued a comment today regarding the discovery that information including names, addresses, mobile/home phone numbers of 24,632 customers had been leaked.

DoCoMo has not yet confirmed the source of the leak, but a preliminary investigation points to two lists, one for customers who received service fee discounts following the earthquake in Niigata last October and the other for 3G FOMA® customers in the Kanto-Koshinetsu area who accessed NTT Communication’s “Navi-dial” service during data communications between December 1 and December 23 last year.

DoCoMo will continue with its investigation to positively identify the source(s) of the leak. Further announcements will be made as new information is confirmed. In the meantime, NTT DoCoMo will directly contact users whose information was leaked.

Once the problem is determined, the company intends to implement strict measures to ensure that such leaks do not reoccur. DoCoMo sincerely apologizes to all customers and anyone else who has been inconvenienced in any way by the leak.

For further inquiries, please contact:

Masanori Goto

Manager, International PR

Public Relations Department

NTT DoCoMo, Inc.

Tel: +81-3-5156-1366 (09:30 to 19:00, Japan Standard Time)

Fax: +81-3-5501-3408

e-mail: press_dcm@nttdocomo.com

website: http://www.nttdocomo.com

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NTT DoCoMo, Inc. Sanno Park Tower 2-11-1, Nagatacho, Chiyoda-ku, Tokyo 100-6150 Japan

For Immediate Release

Announcement of Outcome of Share Repurchase

TOKYO, JAPAN, February 14, 2005 — NTT DoCoMo, Inc. announced today the following outcome of its share repurchase under article 210 of the Japanese Commercial Code.

1.	Reason for share repurchase

To improve capital efficiency and to implement flexible capital policies in accordance with the business environment

2.	Details of share repurchase

(1)	Class of shares: Common stock

(2)	Period of share repurchase: From February 1, 2005 to February 14, 2005

(3)	Aggregate number of shares repurchased: 119,696 shares

(4)	Aggregate price of shares repurchased: 21,514,200,000 yen

(5)	Method of repurchase: Purchase on the Tokyo Stock Exchange

(Note 1)

The above repurchase of shares was approved by DoCoMo’s shareholders at the 13th annual general meeting of shareholders, which was held on June 18, 2004. The summary of the resolution is as follows:

- Class of Shares to be repurchased: Common Stock

- Aggregate number of shares to be repurchased: Up to 2,500,000 shares

- Aggregate price of shares to be repurchased: Up to 600,000,000,000 yen

(Note 2)

Aggregate number and aggregate price of shares repurchased since the shareholders resolution on June 18, 2004 are as follows:

- Aggregate number of shares repurchased: 2,184,677 shares

- Aggregate price of shares repurchased: 398,775,275,000 yen

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For more information, please contact:

Masanori Goto

Manager, International PR

Public Relations Department

NTT DoCoMo, Inc.

Tel: +81-3-5156-1366

Fax: +81-3-5501-3408

e-mail: press_dcm@nttdocomo.com

website: http://www.nttdocomo.com

About NTT DoCoMo

NTT DoCoMo is the world’s leading mobile communications company, serving more than 49 million customers. The company offers a wide variety of leading-edge mobile multimedia services, including i-mode®, which provides e-mail and Internet access to over 43 million subscribers as the world’s most popular mobile Internet service, and FOMA®, launched in 2001 as the world’s first 3G mobile service based on W-CDMA. In addition to wholly owned subsidiaries in Europe and North America, the company is expanding its global reach through strategic alliances with mobile and multimedia service providers in Asia-Pacific and Europe. NTT DoCoMo is listed on the Tokyo (9437), London (NDCM), and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com.

i-mode, FOMA are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

NTT DoCoMo’s FOMA service is only available to subscribers in Japan.

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